EXHIBIT 99.1

Hydrogenics to Present at Upcoming Investor Events

MISSISSAUGA, Ontario, Nov. 08, 2017 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that the Company will participate in the following investor events during November and December:

  November 16: The 8th Annual Craig-Hallum Alpha Select Conference in New York

  December 12: The 5th Annual Roth Industrial Growth and Cleantech Event in New York

Institutional investors are welcome to attend these conferences. Please contact the firms to inquire about meeting with management.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com